WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

July 26, 2018

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on June 5, 2018 regarding the Trust’s Post-Effective Amendment No. 618, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 20, 2018 for the purpose of registering shares of the WisdomTree International Multifactor Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.38%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%	[1]
Total Annual Fund Operating Expenses	0.38%

1	Other Expenses are based on estimated amounts for the current fiscal year.

July 26, 2018

2.	Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed.

Response: Confirmed. The fee waiver has been removed.

3.

Comment: In the Investment Strategy section on page 2, there is a sentence that WisdomTree Asset Management seeks to invest in countries, excluding the United States and Canada, based on “valuation, quality and technical factors”. Please explain what is being referenced by the term “technical factors”. Additionally, WisdomTree Asset Management notes that the Fund will have relatively low portfolio turnover, but the disclosure indicates that the Fund’s portfolio will rebalance quarterly and may pursue a more active approach. Please reconcile these statements.

Response: The Fund is actively managed using a quantitative model “based on proprietary measures of fundamental factors, such as value and quality, and technical factors, such as momentum and correlation.” The corresponding sentence in the Fund’s Investment Strategy section has been revised accordingly. In addition, the following sentence has been removed: “WisdomTree anticipates using a long-term approach to investing that typically results in relatively low portfolio turnover” and “Portfolio Turnover” risk has been added.

4.

Comment: WisdomTree Asset Management notes that the Fund seeks to manage currency risk with dynamic currency hedging. Please include an explanation of how the Fund intends to achieve this and include the derivative risk disclosure language in Items 4 and 9. Additionally, will the Fund use derivatives to meet the 80% test, and if so, please confirm that the derivatives will be valued at market, and not notional, value.

Response: The third paragraph under the “Principal Investment Strategies of the Fund” section has been replaced in its entirety with the following disclosure:

“WisdomTree seeks to manage the Fund’s currency risk by dynamically hedging currency fluctuations in the relative value of the applicable foreign currencies against the U.S. dollar, ranging from a 0% to 100% hedge. The hedge ratios on such foreign currencies are adjusted as frequently as weekly utilizing signals such as interest rate differentials, momentum, and value. The Fund uses forward currency contracts and/or futures contracts to the extent foreign currencies are hedged.”

Derivatives risk, including disclosure describing the specific risks related to foreign forward currency contracts and futures contracts, which are expected to be used to implement the currency hedge, is included in Item 4 of the Prospectus, and additional derivative risk disclosure language is included in Item 9. The Registrant also confirms that the Fund includes derivatives in its 80% policy and has added disclosure in the “Investment Limitations - Non-

July 26, 2018

Fundamental Policies” section of the Fund’s Statement of Additional Information that the Fund’s derivatives will be valued at market value, not notional value, for purposes of its 80% policy.

5.	Comment: Please confirm whether or not the Fund will invest in emerging markets and include the relevant risk items in Items 4 and 9 if emerging market investments are part of the Fund’s strategy.

Response: The Fund will invest primarily in securities of developed markets, excluding the United States and Canada, and the Registrant does not anticipate that Fund investments in emerging market securities will constitute a principal investment of the Fund.

6.	Comment: WisdomTree has indicated that the Fund has a policy to not concentrate. Please confirm that the Fund will not invest greater than 25% of its assets in any industry or sector.

Response: The Registrant confirms that the Fund has a policy to not concentrate in any one industry. As of the date of the Prospectus, the Fund did not concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector. However, the Fund currently invests a significant portion of its assets in each of the industrial, financial, and consumer staples sectors and risk disclosure has been included in the “Principal Risks of Investing in the Fund” section for these sectors.

7.	Comment: Please explain the use of forward currency contracts and futures contracts in the Fund’s “Principal Investment Strategies of the Fund” section.

Response: As noted in response to Comment 4 above, the “Principal Investment Strategies of the Fund” section has been revised to include the following language:

The Fund uses forward currency contracts and/or futures contracts to the extent foreign currencies are hedged.

8.	Comment: In accordance with Form N-1A, in Item 9, please include a more robust description of the Fund’s Item 4 investment strategy disclosure.

Response: The Registrant respectfully declines to duplicate the Fund’s principal investment strategy, as described under “Principal Investment Strategies of the Fund,” in the Fund’s Item 9 disclosure. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, we have not repeated the Fund’s principal investment strategies in the back half of the Prospectus. We note, however, that Item 9 of the Fund’s Prospectus includes some additional information about the Fund’s strategies that is not included in the Item 4 summary. For example, Item 9 provides additional detail about the factors considered by the Registrant in determining whether an investment is tied economically to a particular country or region.

July 26, 2018

9.	Comment: Please summarize the Item 9 Derivatives Risk in the Item 4 “Principal Risks of Investing in the Fund” section.

Response: The Derivatives Risk disclosure in Item 4 contains a summary of the Item 9 disclosure. The disclosure notes that the Fund may utilize both forward currency contracts and/or futures contracts to the extent foreign currencies are hedged. As a result, the Registrant did not make any changes to the Derivatives Risk disclosure in Item 4.

10.	Comment: Please include a summary of the geographic risks of investing in the Fund in the “Principal Risks of Investing in the Fund” section.

Response: The country concentration list has now been updated and finalized, and the Registrant believes that Item 4 accurately summarizes Item 9.

11.	Comment: “Market Risk” in Item 9 refers to “commodities, and other instruments”. Please remove the reference to “commodities” if the Fund does not intend to invest in them.

Response: The reference to “commodities” has been removed.

12.	Comment: Please expand the Models and Data Risk in Item 9.

Response: Item 9 has been revised to include the following risk disclosure:

The Fund is actively managed based upon the Adviser’s quantitative model, which is heavily dependent on data from one or more third parties and may not perform as intended. If the computers or other facilities of the data providers malfunction for any reason, model calculation and dissemination may be delayed, and trading of Fund shares may be suspended for a period of time. Errors in the model data, calculations and/or the construction of the model may occur from time to time and may not be identified and/or corrected by the Adviser or other applicable party for a period of time or at all, which may have an adverse impact on the Fund and its shareholders. The potential risk of continuing error may be particularly heightened in the case of the model, which will likely not be used by other funds or managers.

13.	Comment: Please indicate who will serve as Sub-Adviser of the Fund.

Response: BNY Mellon Asset Management North America Corporation will serve as the Sub-Adviser to the Fund.

* * * * *

July 26, 2018

Please feel free to contact me at 917-267-3855 with any questions.

Sincerely,

/s/ Joanne Antico
Joanne Antico
Assistant Secretary

cc:	Ryan M. Louvar, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)